EXHIBIT 3.2

AMENDMENT

TO RESTATED BYLAWS

OF

SOCIAL LIFE NETWORK, INC.

(January 24, 2020)

This Amendment to the Restated Bylaws (the “Bylaws”) of Social Life Network, Inc., a Delaware corporation, hereby amends the Bylaws in the following respects:

Section 1.13. Action Without Meeting of the Bylaws is hereby amended by deleting the section in its entirety and replacing it with the following:

Section 1.13. Action Without Meeting Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a written consent thereto is signed by the holders of at least 51% of the voting power of the issued and outstanding stock entitled to vote. Whenever action is taken by written consent, a meeting of stockholders need not be called or notice given. The written consent may be signed in counterparts and must be filed with the minutes of the proceedings of the stockholders.